Filed pursuant to Rule 433

Registration Statement No. 333-166746

Council of Europe Development Bank

Final Term Sheet – June 3, 2020

0.250% USD 500,000,000 Global Notes due June 10, 2023

Issuer:	Council of Europe Development Bank (CEB)

Issuer Ratings:[1]	Aa1 – stable (Moody’s) / AAA – stable (S&P) / AA+ – positive (Fitch)

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	USD 500,000,000.00

Pricing:	June 3, 2020

Settlement:	June 10, 2020 (T+5)

Maturity:	June 10, 2023

Interest Payment Dates:	June 10 and December 10 of each year, with the Notes bearing interest from June 10, 2020, with the initial interest payment being made on December 10, 2020

Coupon:	0.250% per annum, paid semi-annually in arrears, 30/360, following, unadjusted

Reoffer Spread vs. Midswaps:	m/s +8 bps

Reoffer Spread vs. Benchmark:	+12.40 bps

[1]

Ratings are not a recommendation to purchase, hold or sell Notes, in as much as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the CEB and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

Reoffer Price:	99.645%

Reoffer Yield:	0.369% (semi-annual)

Underwriting Commissions:	0.100%

All-in Price:	99.545%

All-in Yield:	0.403% (semi-annual)

Net Proceeds to the Issuer (Before Expenses):	USD 497,725,000.00

Settlement:	DTC (deliverable through Euroclear and Clearstream)

Benchmark:	UST 0.125% due May 2023

Benchmark Yield:	0.245% (semi-annual)

Denominations:	USD 1,000.00 and multiples thereof

Use of Proceeds:	In line with the CEB’s commitment to support member countries affected by COVID-19, the CEB intends to allocate an amount equivalent to the net proceeds from the Notes, in part or in full, to new and/or existing eligible social loans according to its social inclusion bond framework, which is aligned with the International Capital Markets Association’s “Social Bond Principles” and includes support to micro-, small- and medium-sized enterprises for the creation and preservation of viable jobs and financing related to the health sector that aims at benefitting the general public.

Leads:	Crédit Agricole CIB / Daiwa Capital Markets Europe / J.P. Morgan / NatWest Markets

Business Days:	TARGET, London, New York (following unadjusted)

Listing:	Expected on Luxembourg Stock Exchange and Luxembourg Green Exchange

ISIN / CUSIP:	US222213AV22 / 222213AV2

Documentation:	U.S. SEC-registered debt shelf program

Governing Law:	New York law, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 or from the Articles of Agreement of the Issuer

Offers and sales in the United States will be made through affiliates of the Underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about June 10, 2020, which will be the fifth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+5”. Under currently applicable U.S. rules and regulations, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Furthermore, the standard settlement cycle on the Luxembourg Stock Exchange is two business days. Accordingly, purchasers who wish to trade Notes in transactions that are ordinarily scheduled to settle prior to June 10, 2020 will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC (including a prospectus supplement and a preliminary pricing supplement) for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Crédit Agricole Securities (USA) Inc. by calling +1 866 807 6030. The registration statement including the prospectus may also be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312510116321/dsb.htm , the prospectus supplement may be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312511122742/d424b3.htm, and the preliminary pricing supplement may be accessed through the hyperlink https://www.sec.gov/Archives/edgar/data/1472246/000119312520158195/d830739d424b5.htm. Information found through hyperlinks from the above hyperlinks is not part of this Final Term Sheet.

Notice by the Underwriters to Distributors regarding MiFID II Product Governance

The Underwriters acting in their capacity as manufacturers of the Notes in the meaning of Directive 2014/65/EU and implementing legislation (as amended, “MiFID II”) hereby inform prospective distributors for the purpose of the product governance rules under MiFID II that the target market assessment made by the Underwriters in respect of the Notes in accordance with the product governance rules under MiFID II has led the Underwriters to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any distributor should take into consideration the Underwriters’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the Underwriters’ target market assessment), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client. The Issuer does not fall under the scope of application of MiFID II and, in particular, does not qualify as a manufacturer or distributor for the purposes of MiFID II.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.